EXHIBIT 99.1

Internet Gold Announced Court Decision Following a Petition Submitted to
The Court Requesting to Convene a Separate Meeting of Creditors

Tel Aviv, Israel – February 10, 2020 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (OTCMKTS: IGLDF, TASE: IGLD) today announced that further to the Company’s report dated February 4, 2020 regarding the Company's petition submitted to the Tel Aviv-Jaffa District Court (the “Court”) to issue an order to convene meetings of the Company's creditors (the “Meetings”), and the Court’s decision on February 3, 2020 approving the petition, the Company wishes to update that on February 6, 2020, a motion was filed with the Court on behalf of the plaintiff in the derivative claim - TNG 47621-07-16 Horev v. B. Communications Ltd. to convene a separate meeting of creditors.

The Court ordered that the Company and the Trustee for the Company’s Series C and Series D debentures shall submit their responses to the motion by February 17, 2020. In addition, the Court ordered that the decision dated February 3, 2020 to convene the Meetings is suspended.

Note

As previously announced, the Company is not able to fully pay its debts, and the Company anticipates that following submission of additional creditors’ arrangement, which will be submitted to the applicable Israeli court, the existing shares of the Company will be nullified and/or materially diluted and that at the same time the creditors of the Company and the party or parties to a transaction of a purchase of the Company's shares as a ‘shell company’, if such transaction is completed, will receive, among else, 100% of the outstanding shares of the Company.

About Internet Gold

Internet Gold is a holding company whose principal assets are NIS 310 million par value of Series C debentures of B Communications Ltd. as well as 8,383,234 ordinary shares of B Communications Ltd. representing a 7% stake in B Communications Ltd. B Communications Ltd. is the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com